EX-28.d.2.t.i
EXHIBIT A
SUBADVISORY AGREEMENT
AMONG
NATIONWIDE FUND ADVISORS,
NATIONWIDE VARIABLE INSURANCE TRUST
AND ABERDEEN ASSET MANAGEMENT INC.
Effective October 1, 2007
Amended _____, 2010*

Funds of the Trust	Advisory Fees
NVIT Nationwide Fund	0.27% on all Subadviser Assets
NVIT Multi-Manager Small Cap Value Fund	0.50% on all Subadviser Assets
NVIT Multi-Manager Small Company Fund	0.54% on all Subadviser Assets

*	As approved at the Board of Trustees Meeting held on September 14, 2010.

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